Eurasian Minerals Inc. NEWS RELEASE Eurasian Minerals Options Mineral Hill Property to Coeur Explorations, Inc.

Vancouver, British Columbia, October 27, 2016 (TSX Venture: EMX; NYSE MKT: EMXX) -- Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce that it has entered into an exploration and option agreement (the “Agreement”), through its wholly-owned subsidiary Bronco Creek Exploration, Inc., with Coeur Explorations, Inc., a subsidiary of Coeur Mining, Inc. (NYSE: CDE) (“Coeur”) for the Mineral Hill gold-copper property (“Property”) in Wyoming. EMX’s Mineral Hill project is held under a pooling agreement with a private group, Mineral Hill L.P. (“MHL”), with all proceeds split 50:50, except for the sale of surface rights associated with several patented mining claims. See www.eurasianminerals.com for more information.

Commercial Terms. Pursuant to the Agreement, Coeur may acquire a 100% interest in the Property by a) making yearly option payments, beginning upon execution of the Agreement, totaling $435,000, b) making exploration expenditures totaling $1,550,000 on or before the fifth anniversary of the agreement, and c) paying $250,000 upon exercise of the option (note, all dollar amounts in USD).

Upon exercise of the option, EMX and MHL will retain a 4% NSR royalty, of which Coeur may purchase up to 1.5% of the NSR royalty if, within sixty days after the completion of a preliminary economic assessment (“PEA”), Coeur purchases the first 0.5% for $1,000,000. Coeur may purchase an additional 0.5% or 1% of the NSR royalty at any time thereafter for $2,000,000 per 0.5% interest (maximum total buy down of 1.5%), with EMX and MHL retaining a 2.5% interest.

After the option exercise, EMX and MHL will receive annual advance minimum royalties of $150,000 and, upon completion of a feasibility study, a milestone payment of $1,000,000.

Mineral Hill Overview. The Mineral Hill project is located in the Black Hills of Wyoming, approximately 20 kilometers west of the Wharf mine operated by a subsidiary of Coeur and located in South Dakota. The Property is composed of 77 unpatented federal mining claims and 19 patented mining claims totaling ~1,494 acres. The project is centered on an Eocene age, alkaline intrusive complex consisting of an outer ring complex, interior intrusive complex, and interior breccia zone.

Historic production in the project area occurred between the 1870’s and 1930’s, and principally came from alluvial gold in drainages, gold and silver mineralization at the Treadwell Mine, and gold and copper mineralization near the Interocean Mine. Work by EMX and its previous partners on the Property determined that gold and silver mineralization at the Treadwell mine is epithermal in nature and associated with lower-temperature adularia-bearing potassic alteration. Higher temperature, porphyry-style potassium feldspar- and biotite-bearing potassic alteration associated with gold and copper mineralization was discovered in previous EMX drill programs near the Interocean Mine. Both mines are located on the Property.

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Two reconnaissance drill campaigns were completed by EMX and its previous partners at Mineral Hill targeting both styles of mineralization, totaling 12 drill holes for 1786.5 meters. Drilling near the Treadwell mine targeted shallowly northwest dipping epithermal style quartz-sulfide veins. Drill results include 1.0 meter of 11.9 g/t Au in TR-2, 1.5 meters of 1.3 g/t Au in GPMH-02, and 1.5 meters of 3.01 g/t Au in GPMH-03. True thicknesses of the intercepts are unknown. EMX believes the veins may coalesce into a vertical feeder structure along the down dip projection to the northwest.

Drilling results near the Interocean mine include 106.7 meters of 0.25 g/t Au and 0.14% Cu, including 7.6 meters of 0.49 g/t Au and 0.32% Cu in hole GPMH-4, 76 meters of 0.32 g/t Au and 0.14% Cu, including 10.7 meters of 0.57 g/t Au and 0.1% Cu in hole GPMH-5, and 1.5 meters of 9.5 g/t Au in hole GPMH-1. True thicknesses of the intercepts are unknown. Alteration assemblages and sulfide mineralogy in holes GPMH-4 and GPMH-5 are indicative of high-temperature mineralization related to the periphery of an alkaline-affinity porphyry copper-gold system.

In the near term, Coeur’s work is expected to focus on target generation at the Property.

About EMX. Eurasian Minerals leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition.

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved disclosure of the technical information contained in this news release.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,”“intend,”“expect,”“anticipate,”“will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the six-month period ended June 30, 2016 (the “MD&A”), and the most recently filed Form 20-F for the year ended December 31, 2015, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com